UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 04, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___         Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                     No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 2 January 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 23 January 2020 entitled ‘VODAFONE AND SUNRISE ANNOUNCE PARTNERSHIP AGREEMENT’.

RNS Number : 4013Y

Vodafone Group Plc

2 January 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2019:

Vodafone’s issued share capital consists of 28,815,911,368 ordinary shares of US$0.20 20/21 of which 2,044,930,501 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,770,980,867. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RNS Number : 6435A

Vodafone Group Plc

23 January 2020

VODAFONE AND SUNRISE ANNOUNCE PARTNERSHIP AGREEMENT

Vodafone and Sunrise today announced a new partnership agreement in Switzerland, which began on 1 January 2020.

This strategic partnership will allow Sunrise’s Enterprise customers to benefit from a range of Vodafone Business services, including mobile connectivity, roaming and central procurement. Over time, the companies plan to expand their relationship to deliver fixed/mobile converged services to Enterprises across Europe and beyond, as well as leverage their combined 5G scale and leadership to ensure their customers can benefit from cutting-edge gigabit networks.

Vodafone Partner Markets Chief Executive Diego Massidda said: “We are delighted that Sunrise has decided to join our Partner Market network. We are excited about working with the team and being able to offer their customers access to our extensive range of innovative Enterprise products and services.”

Sunrise Chief Executive Officer André Krause said: “We are thrilled about our new relationship with the Vodafone team. We know that the ability to leverage their reach and expertise together with our agility, superior network and high quality services, will deliver real benefits for our Enterprise business in Switzerland and beyond.”

- ends -

For further information

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 September 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 28 companies in 41 countries.

About Sunrise

The Sunrise Communications Group AG (Sunrise) is listed on the SIX Swiss Exchange in Zurich and is the leading challenger on the Swiss telecommunications market. Sunrise is the largest non state-controlled telecommunications company in Switzerland, offering mobile, Internet, TV, and landline services to private and business customers.

Sunrise offers the best mobile network in Switzerland (connect mobile network test 3/2019). Sunrise is the 5G pioneer and was the first provider to introduce 5G in the beginning of April. In December, Sunrise covered already more than 384 cities/towns, offering the largest 5G network in Switzerland and Europe. In addition to this, Sunrise offers the best geographic 4G/LTE coverage across more than 96% of Switzerland to 99.98% of the population. 4G+ coverage is approximately 84.5% of the Swiss population, with speeds of up to 900 Mbit/s. Sunrise benefits from an 11,800 km, nationwide state-of-the-art fiber network backbone. On the fixed side, Sunrise reaches approximately 85% of households in Switzerland with its fully invested network. The company offers the most advanced fiber technologies – such as vectoring, FTTS, FTTB, and FTTH – thanks to its long-term agreement with Swisscom, SFN, and local utilities.

As at December 31, 2018, Sunrise generated a total revenue of CHF 1,876 million and an adjusted EBITDA of CHF 601 million and had more than 3.5 million customer relationships. Sunrise is the best universal provider for SMEs and large businesses (BILANZ Telekom Rating 2019), and the company also counts many large national and international companies such as Nestlé, Zurich Insurance Group, Swiss Post, Zurich Airport, Swiss International Air Lines, McDonald’s, NISSAN, and others among its customers. Sunrise has around 1,615 employees (full-time equivalents) as well as more than 143 apprentices – the highest share of apprentices (8.9%) in a Swiss-wide company ranking (SonntagsZeitung August 25, 2019).

For more information on Sunrise, please visit: www.sunrise.ch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 4, 2020	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary